UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2023.

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended: Not Applicable

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

Not Applicable

PART I – REGISTRANT INFORMATION

Veru Inc.

Full Name of Registrant

Not Applicable

Former Name if Applicable

2916 N. Miami Avenue, Suite 1000

Address of Principal Executive Office (Street and Number)

Miami, Florida 33127

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof could not be filed within the prescribed time period.

Veru Inc. (the “Company”) could not file its Quarterly Report on Form 10-Q for the quarter ended December 31, 2023 (the “First Quarter Form 10-Q”) on the prescribed filing date, as it continues to evaluate of the impact of errors related to the accounting for research and development expenses associated with the Company’s projects with third-party service providers as described in the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission (the “SEC”) on February 15, 2024, which will result in a restatement of the Company’s previously issued consolidated financial statements as of and for the year ended September 30, 2023, which delay could not be eliminated by the Company without unreasonable effort and expense. The Company will file its First Quarter Form 10-Q as soon as practicable following the completion of its evaluation of such errors and their impact on previous fiscal years and quarters to determine which financial statements will need to be restated.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

	Michele Greco	305–509–6897

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As noted in Part III of this Form 12b-25, which is incorporated by reference into this Part IV(3), the Company is working to quantify and evaluate the impact to its reporting regarding past period research and development expenses. Because these items also affect subsequent period reporting, the Company must complete this work prior to finalizing its financial statements for the three months ended December 31, 2023 and filing the First Quarter Form 10-Q. The Company is unable to provide a complete estimate of its results of operations for the three months ended December 31, 2023 while it finalizes the research and development expense adjustments referenced above. In addition, the Company is continuing to assess the impact of these adjustments on prior periods and accordingly is unable to provide a comparison of its current results to the three months ended December 31, 2022. However, on February 8, 2024, the Company announced selected financial and operating results in a press release that was furnished to the Securities and Exchange Commission in a Current Report on Form 8-K on the same day. The Company reported total net revenues of $2.1 million and gross profit of $1.2 million for the three months ended December 31, 2023.

The above financial data for the three months ended December 31, 2023 is preliminary and subject to the Company’s ability to complete and obtain required financial and other information and other financial closing procedures. Moreover, this data has been prepared on the basis of currently available information. The Company’s independent registered public accounting firm has not audited nor reviewed and does not express an opinion or any form of assurance with respect to, the data included above. This data does not constitute a comprehensive statement of the Company’s financial results for the three months ended December 31, 2023, and the Company’s final reported amounts for this data may differ materially from these estimates.

Veru Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	February 15, 2024
VERU INC.

		By:	/s/ Michele Greco
Michele Greco, Chief Financial Officer and
Chief Administrative Officer